OATH OR AFFIRMATION

I, Michelle Niemec, swear that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of CUNA Brokerage Services, Inc. (the "Company") as of December 31, 2015 are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

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Signature

Financial Operations Principal
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Title

Subscribed and sworn to before me this _____19_____ day of February, 2016.



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Notary Public

My commission expires 12/25/1

This report ** contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( )	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report (Filed Separately).
( )	(n)	Exemption Report Persuant to Rule 15c3-3 and Report of Independent Registered Public Accounting Firm theron. (Filed Separately).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*